UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SM ENERGY COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

78454L100

(CUSIP Number)

DECEMBER 21, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78454L100

1	Name of Reporting Person: QStar LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,039,462
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,039,462
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,039,462
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3% (1)
12	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 86,869,269 shares of common stock, par value $0.01 per share (“Common Stock”) of SM Energy Company, a Delaware corporation (the “Issuer”), issued and outstanding as of October 26, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2016, plus 10,925,000 shares of Common Stock issued on December 7, 2016, pursuant to an underwriting agreement, dated December 1, 2016, with J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, acting as representatives of the several underwriters named therein, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 7, 2016, plus 10,039,462 shares of Common Stock newly issued to QStar LLC (“QStar”).

CUSIP NO. 78454L100

1	Name of Reporting Person: EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,039,462
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,039,462
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,039,462 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3% (2)
12	Type of Reporting Person OO (Limited Partnership)

(1)	Includes 10,039,462 shares of Common Stock owned by QStar. EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) is a member of QStar that holds the right to appoint three of the five managers of the board of managers of QStar. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by QStar. EnCap Fund IX disclaims beneficial ownership of the securities owned by QStar in excess of its pecuniary interest therein and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.
(2)	Based on 86,869,269 shares of Common Stock, issued and outstanding as of October 26, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 2, 2016, plus 10,925,000 shares of Common Stock issued on December 7, 2016, pursuant to an underwriting agreement, dated December 1, 2016, with J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, acting as representatives of the several underwriters named therein, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 7, 2016, plus the 10,039,462 shares of Common Stock newly issued to QStar.

CUSIP NO. 78454L100

1	Name of Reporting Person: EnCap Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,039,462
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,039,462
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,039,462 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)	Includes 10,039,462 shares of Common Stock owned by QStar. EnCap Partners, LLC (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P. (“EnCap Investments”), which is the general partner of EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”), which is the general partner of EnCap Fund IX. EnCap Fund IX is a member of QStar that holds the right to appoint three of the five managers of the board of managers of QStar. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by QStar. EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments, EnCap Fund IX GP, and EnCap Fund IX disclaim beneficial ownership of the securities owned by QStar except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 86,869,269 shares of Common Stock of the Issuer, issued and outstanding as of October 26, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 2, 2016, plus 10,925,000 shares of Common Stock issued on December 7, 2016, pursuant to an underwriting agreement, dated December 1, 2016, with J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, acting as representatives of the several underwriters named therein, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 7, 2016, plus the 10,039,462 shares of Common Stock newly issued to QStar.

Item 1(a).	Name of issuer:

SM Energy Company (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

1775 Sherman Street, Suite 1200

Denver, Colorado 80203

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed jointly by the following persons (the “Reporting Persons”):

(i)	QStar LLC, a Delaware limited liability company

(ii)	EnCap Energy Capital Fund IX, L.P., a Texas limited partnership

(iii)	EnCap Partners, LLC, a Delaware limited liability company

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person is:

1100 Louisiana Street

Suite 4900

Houston, Texas 77002

Item 2(c).	Citizenship:

QStar LLC and EnCap Partners, LLC are each organized under the laws of the State of Delaware. EnCap Energy Capital Fund IX, L.P. is organized under the laws of the State of Texas.

Item 2(d).	Title of class of securities:

Common Stock, par value $0.01 per share, of the Issuer.

Item 2(e).	CUSIP number:

78454L100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2016

QStar LLC

By:	/s/ John. E. Lodge
Name:	John. E. Lodge
Title:	Vice President – Land and Commercial

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
General Partner of EnCap Energy Capital Fund IX, L.P.

By:	EnCap Investments L.P.,
General Partner of EnCap Equity Fund IX GP, L.P.

By:	EnCap Investments GP, L.L.C,
General Partner of EnCap Investments L.P.

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

EnCap Partners, LLC

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated December 21, 2016.